UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 28, 2023

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Full Prepayment of the Loan

As previously reported, on June 29, 2023, the Company had made a partial pre-payment of US$ 1.6 million towards the US$ 10.0 million principal amount outstanding under the promissory note issued pursuant to the Note Purchase Agreement dated October 5, 2022, as amended, by and between the Company and MAK Capital Fund, LP, (“MAK”), an affiliate of Michael A. Kaufman, a member of our Board of Directors (the “Note Purchase Agreement”). Consequently, the principal amount outstanding under the Promissory Note was reduced to US$ 8.4 million (the “Outstanding amount”).

On September 28, 2023, the Company has made the pre-payment of the entire Outstanding amount along with the accrued interest totalling about US$ 9.45 million, before its maturity date, and accordingly stands discharged in respect of all its obligations under the Note Purchase Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: September 29, 2023	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer